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                          June 16, 2021

       John L. Villano, CPA
       Chief Executive Officer
       Sachem Capital Corp.
       698 Main Street
       Branford, Connecticut 06405

                                                        Re: Sachem Capital
Corp.
                                                            Registration
Statement on Form S-3
                                                            Filed June 9, 2021
                                                            File No. 333-256940

       Dear Mr. Villano:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Austin
Appleby at 202-551-2374 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Real Estate & Construction